Item 77H (Change in control of registrant) - Attachment
Series 34 - Eaton Vance Parametric Structured
International Equity Fund
As of July 31, 2012, donor advised and pooled income funds (established and maintained by a public charity) managed by EVM and an EVM retirement plan, owned as a result of various share purchases approximately
47.5% of the Fund's outstanding shares.